20 May 2009

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

GOLD RESOURCES INCREASE BY 45% TO 4.7 MILLION OUNCES SILVER RESOURCE EXCEEDS 10.1 MILLION OUNCES

HIGHLIGHTS

- **Allied Gold Limited is pleased to announce further significant increases in Measured, Indicated and Inferred gold Resources through ongoing exploration success at the Simberi Gold Project with an increase of 1.45 million ounces to 4.7M ounces.**

- **A gold mineral resource upgrade of the Pigiput area has resulted in new total Measured, Indicated & Inferred Resources for all material types greater than 0.5g/t gold of 2,208,000 ounces which is an increase of 1,451,000 ounces. The Pigiput mineralisation remains open to the north, west and east.**

- **Since acquiring control of the asset in 2005 Allied Gold has so far increased resources by 3.2 million ounces and reserves by 372,000 ounces in approximately 4 years at a discovery cost of less than US$10/oz.**

- **The current exploration focus has been in the Pigiput area as part of the sulphide development program which was initiated in February. Down dip deeper drilling has intersected wide zones of mineralisation as announced in the March 2009 quarterly report and included the following down hole intersections above a 0.5g/t gold cut-off:**

    - **95.7m at 1.79g/t gold from 83.3m in hole SDH011**
    - **130.2 at 0.97g/t gold from 228.8m in hole SDH017**
    - **113.5m at 0.99g/t gold from 86.5m in hole SDH018**
    - **105.0m at 1.06g/t gold from 201.0m in hole SDH019**
    - **91.7m at 0.97g/t gold from 209.0m in hole SDH021**

- **The deeper down dip drilling also contains elevated silver and this combined with silver Resources from the Sorowar deposit results in total Measured, Indicated and Inferred Resources of approximately 10 million ounces of silver. The new total gold Measured, Indicated, and Inferred Resource estimate for Simberi is now approximately 4.7 million ounces of which approximately 1.4 million ounces occurs as oxide & transitional material and 3.3 million ounces occurs as sulphide material, as further detailed in the tables in this release.**

- **Accelerated investment in exploration by the mobilisation of an additional drill rig and support equipment, bringing the total rigs on site to 5, will see further substantial adjustments to the Resource and Reserve position scheduled for the December 2009 quarter.**

PIGIPUT RESOURCE UPGRADE

Pigiput in this report refers to the area west from the Pigibo deposit and east to the Pigiput East deposit a distance of about 800 metres and north of ridge towards the Sorowar deposit, a distance of approximately 500 metres. Refer to figure 1.The mineralisation generally dips towards the north and has a plunge to the northwest. Refer to figure 2.


ALLIED GOLD LTD
PIGIPUT DEPOSIT
OXIDE AND SULPHIDE
MINERALISATION
May 2009
209,400 mN
209,200 mN
209,000 mN
208,800 mN
44,000 mE
44,200 mE
44,400 mE
44,800 mE
B
A
100
metres
PIGIPUT EAST
Pigibo
Sulphide Holes
Previous Drilling
5m contours
Ropecon
>0.5 g/t Au
Oxide Mineralisation
>0.5 g/t Au
Sulphide Mineralisation
Overlapping Oxide/
Sulphide Mineralisation

FIGURE 1. PIGIPUT DRILL HOLE LOCATION PLAN (Note: the mineralised outline for the sulphide is an inclined plane approximating the dip of the mineralisation, and the oxide mineralisation is also an inclined plane more roughly paralleling the topography).


A
B
Scoping Study
Stage 2 Pit
125m
section defining oxide
mineralisation on plan
Oxide
Transitional
Sulphide
Assays
Pending
SDH011
1.0 g/t Block Model
Envelope
section defining sulphide
mineralisation on plan
0.5 g/t Block Model Envelope
SDH021
SDH017
PIGIPUT DEEPS
SCHEMATIC SECTION
44340mE
With Block Model
Mineralised Envelopes
Au assay > 0.5g /t (red)
Au assay > 1.0g /t (magenta)

FIGURE 2. PIGIPUT CROSS SECTION A-B 44340E

On the ridge top the mineralisation presents as free milling gold in oxides. At a depth of around 100 metres the mineralisation is contained in unoxidised sulphides (mainly pyrite). The deepest part of the mineralisation drilled to date is about 250 metres below sea level or from the top of the Pigiput ridge to the bottom of the mineralisation is a vertical distance of approximately 500 metres.

Since the first drill hole was installed in 1986 a total of 269 drill holes comprising 72 diamond cored holes and 197 reverse circulation (RC) holes have been drilled. This amounts to a total of 48,348 metres of drilling of which 13,063 meters is diamond core and 35,285 metres is RC. Refer to figure 1 for location of drill holes.

In 2008 drilling was carried out at Pigiput East to define an oxide gold resource that had been identified through surface sampling. This drilling was in most part confined to testing the oxides and as such the holes were terminated about 100m metres below surface level. A few widely spaced older deeper holes had intersected gold mineralisation in sulphides including;

- 5m at 18.6g/t gold from 125m and, 10m at 5.4g/t gold from 166m in hole P002
- 5m at 4.53g/t gold from 159m in hole RC796DD

In late 2008 drill hole SDH0011 was drilled to test deeper down dip mineralisation and this was followed by further drilling in the first quarter of this year including diamond holes drilled to test down dip extensions of the sulphide mineralisation. The results of this drilling were encouraging in that it defined wide zones of gold mineralisation although the grade was only around 1 g/t, with the exception of SDH011 which resulted in a better grade as indicated in the highlights below.

- . 95.7m at 1.79g/t gold from 83.3m in hole SDH011
- 130.2 at 0.97g/t gold from 228.8 in hold SDH017
- 113.5m at 0.99g/t gold from 86.5m in hole SDH018
- 105.0m at 1.06g/t gold from 201.0m in hole SDH019
- 91.7m at 0.97g/t gold from 209.0m in hole SDH021

These deeper holes have also exposed a difference in the mineralogy, with elevated silver and increasing base metal content, and an alteration style with broad zones of variably intense carbonate and quartz-carbonate replacement and fracture fill alteration. This differs from the lower silver tenor and dominant pyrite alteration in the higher level up dip portions of the mineralisation.
An example of the elevated silver can be seen in hole SDH017 shown below.

- 20m at 95g/t silver from 276m and 7.1m at 136 g/t silver from 317.9m

This current Pigiput Resource estimate carried out by Golder Associates has resulted in an additional 1.451 million of Measured, Indicated and Inferred gold Resource ounces. The new estimate is compared with the previous estimate in Table 1 below.

Pigiput Gold Resource Update May 2009 - Above 0.5g/t Au Cut-off Grade

Resource Class	Material	March 2009			May 2009			Change		
		Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Measured	oxide transitional sulphide				4.1	0.97	128	4.1	0.97	128
Indicated	oxide	7.2	0.98	227	3.3	0.92	98	-3.9	1.03	-129
	transitional				0.3	1.13	11	0.3	1.14	11
	sulphide				10.0	1.67	537	10.0	1.67	537
Inferred	oxide	1.6	0.79	41	0.9	0.94	27	-0.7	0.62	-14
	transitional				1.4	0.83	37	1.4	0.82	37
	sulphide	4.7	3.2	484	33.7	1.26	1365	29.0	0.94	881
Total		**13.5**	**1.73**	**752**	**53.7**	**1.28**	**2,203**	**40.2**	**1.12**	**1,451**

Table 1 Pigiput resources above 0.5g/t gold, May 2008 estimate compared to March 2009

The major resource increase has been in the sulphide material as a result of the deep down dip material and inclusion of additional sulphide intersections from holes drilled after 2004, and a change in the sulphide estimation methodology. The previously reported Inferred Resources for the sulphide material was estimated using an Inverse Distance Weighted method and reported at above 1.6g/t gold cut-off grade. The current estimate has been calculated using Ordinary Kriging and reported at a 0.5g/t gold cut-off. The increase in oxide resources is mainly due to the addition of the Pigiput East mineralisation that was reported independently in the March quarter 2009 Report. There has been a slight adjustment to these figures under this current estimation with 14Kozs less in the oxide allocation and an additional 48kozs reporting to transitional material.

This current increase in oxide resources at Pigiput in conjunction with recent additional oxide resources at Sorowar (73Kozs Inferred, Indicated and Measured) that were released to the market on 24th October, and pending oxide reserve estimations currently being carried out will add to the project oxide mining life.

The extended sulphide mineralisation at Pigiput will under pin future sulphide development which is currently the subject of a Pre-feasibility Study that is evaluating the potential for 80,000 to 100,000 ounces of gold production from these resources.

With the addition of the new Pigiput resources the total Simberi gold Measured, Indicated and Inferred Resources for all material types now totals 4.71 million ounces as shown in Table 2 below.

Simberi Total Gold Resources May 2009 - Above 0.5g/t Au Cut-off Grade

Simberi Gold Resources by Material Type	Measured			Indicated			Inferred			All Categories		
	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Oxide	13.83	1.24	553	13.63	1.06	465	7.62	1.07	262	35.07	1.14	1,280
Transitional	0.60	1.18	23	1.71	1.15	63	2.05	0.89	59	4.36	1.03	145
Sulphide	1.30	0.93	39	16.92	1.36	742	69.54	1.12	2,504	87.76	1.16	3,285
Total Resource	**15.73**	**1.22**	**615**	**32.26**	**1.22**	**1,270**	**79.21**	**1.11**	**2,825**	**127.19**	**1.15**	**4,710**

Table 2 Total Simberi gold resources by material type

The Measured, Indicated and Inferred silver Resource for the combined Sorowar and Pigiput deposits totals approximately 10 million ounces as indicated in Table 3, below. These resources are reported as stand alone and have not been included in the gold resource statement as gold equivalents.

Simberi Total Silver Resources May 2009 - Above 0.5g/t Au Cut-off Grade

Simberi Silver Resources by Material Type	Measured			Indicated			Inferred			All Categories		
	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Oxide	8.0	0.85	219	9.4	2.34	707	12.3	0.69	274	29.7	1.26	1,200
Transitional	0.6	1.15	22	1.3	2.64	110	2.3	1.03	76	4.2	1.55	209
Sulphide	1.3	1.87	73	6.9	1.87	669	72.1	1.87	8,024	80.3	2.24	8,766
Total Resource	**9.9**	**0.99**	**314**	**17.6**	**2.63**	**1,486**	**86.7**	**3.00**	**8,375**	**114.2**	**2.77**	**10,175**

Table 3 Pigiput and Sorowar silver resources by material type (Note: silver Resources refers only to combined Pigiput & Sorowar deposits).

SIMBERI SULPHIDE STUDY – UPDATE

Drilling of the fifth and last metallurgical hole at Pigiput to obtain fresh sulphide samples for metallurgical testing has been completed. Stage 1 metallurgical testwork is now complete and has focussed on comminution and flotation optimisation. Preliminary results on the flotation are very encouraging with a reduction in concentrate mass pull to below 15% while retaining recoveries above 85%.

Resource definition drilling at Pigiput is being accelerated by the mobilisation of an additional contracted diamond core drill rig and support equipment bringing the total drill rigs on site to 5. The program will involve the drilling of approximately 11,500m of diamond and RC drilling. This will provide sufficient sample density to convert the resources to reserves. This drill program will be completed in the third quarter 2009. Stage 2 metallurgical testwork which will commence in June will look more closely at concentrate quality and possible oxidation routes including roasting. Other methods such as ultra fine grinding will be further investigated. Given the size of the resource the company will also investigate increasing the scale of initial gold production from the proposed Sulphide Development which is currently planned at 80,000-100,000 oz p.a.

In addition to the Sulphide Development Feasibility Studies, the company has initiated engineering work to optimise the performance of the existing CIL plant. The optimisation will investigate the expansion and increase in the processing capability of the CIL plant to allow mining of Pigiput oxides in conjunction with Sorowar oxides and to establish requirements to possibly treat concentrate tails or an oxidised concentrate product.

ALLIED GOLD BACKGROUND

Allied Gold is a gold production company having commissioned its 100 percent owned Simberi Oxide Gold Project in February 2008. The project is situated on the northern most island of the Tabar Islands Group, located in the New Ireland Province of eastern Papua New Guinea some 60 kilometres north-west of the Lihir Gold Project, which hosts a plus 40 million ounce gold resource.


150°00'E
153°00'E
LIHIR GOLD MINE
Production 650.000oz pa
Resources 42Moz
SIMBERI GOLD MINE
Production 84,000 oz pa
Resources 4.7Moz
2°00'S
Pacific
Ocean
Tabar
Group
Lihir Group
New
Ireland
Tanga
Group
Feni Islands
Bismarck
Sea
N
Solomon
Sea
0
100km

Simberi contains measured, indicated and inferred mineral resources of approximately 4.7 million ounces of gold and proven and probable ore reserves of 674,000 ounces of gold.
Allied's strategy is to add to the gold inventory on Simberi Island. This will be achieved by defining additional oxide resources and conversion of these and known resources into reserves with a view to expanding annualised gold production from current levels of 84,000 ounces, and to generate and drill test gold and base metals targets identified on the nearby Tatau and Big Tabar islands. As at June 2008, exploration on Tatau and Big Tabar Islands is being undertaken by Barrick Gold as part of a JV arrangement with Allied.

For enquiries in connection with this release please contact:

Allied Gold Limited

Office of the Executive Chairman

+61 8 9353 3638 phone

+61 8 9353 4894 fax

Corporate Office

Frank Terranova – CFO

+61 7 3252 5911 phone

+61 7 3252 3552 fax

Board of Directors:

Mark Caruso
Executive Chairman & CEO

Monty House
Non Executive Director

Tony Lowrie
Non Executive Director

Greg Steemson
Non Executive Director

Frank Terranova
Executive Director & CFO

Peter Torre
Company Secretary

ASX Code: ALD
AIM Code: AGLD

Principal Office

34 Douglas Street
Milton, Queensland 4064

Telephone +61 7 3252 5911
Facsimile +61 7 3252 3552
Email info@alliedgold.com.au

Website: www.alliedgold.com.au

Postal Address

PO Box 2019, Milton 4064
Registered Office

Unit B9, 431 Roberts Road
Subiaco, WA 6008

Share Registry

Computershare Investor Services
Level 2,
Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia
WA 6000

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C.R. Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to Ore Reserves has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Ore Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).